04033563

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

## BY ELECTRONIC FILERS



Forest City Enterprises, Inc.
Exact name of Registrant
as specified in charter

38067
Registrant CIK number

Form 11-K for Forest City 401(k)
Employee Savings Plan & Trust
(for fiscal year ended December 31, 2003)
Electronic report, schedule or registration
statement of which the documents are
a part (give period of report)

1-4372
SEC file number, if available



______________________________
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

*Filings Made By the Registrant:*
The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, June 24, 2004.

Forest City Enterprises, Inc.
(Registrant)

By: ____________________
Thomas G. Smith
Executive Vice President, Chief Financial Officer and Secretary

*Filings Made by Person Other Than the Registrant*:
After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 19___, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____________________
(Title)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _________

Commission file number 1-4372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FOREST CITY ENTERPRISES, INC.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

Total number of sequential pages = 15

Exhibit Index is located on sequential page 13.

# FOREST CITY ENTERPRISES, INC.
# FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2003 AND 2002 AND
FOR THE YEAR ENDED DECEMBER 31, 2003

**Forest City Enterprises, Inc.**
**Forest City 401(k) Employee Savings Plan & Trust**
**Table of Contents**

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* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**Report of Independent Registered Public Accounting Firm**

To the Participants and Administrator of
Forest City 401(k) Employee Savings Plan & Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Forest City 401(k) Employee Savings Plan & Trust (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2004

**Forest City Enterprises, Inc.**
**Forest City 401(k) Employee Savings Plan & Trust**
**Statements of Net Assets Available for Benefits**
**December 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| Assets | | |
| Investments | $ 45,940,233 | $ 33,292,200 |
| Receivables: | | |
| Employer contributions | 1,057,722 | 1,125,328 |
| Participant contributions | 2,164 | 123,719 |
| Accrued interest | - | 9,363 |
| Total receivables | 1,059,886 | 1,258,410 |
| Total assets | 47,000,119 | 34,550,610 |
| Liabilities | | |
| Investment purchases payable | - | 10,828 |
| Net assets available for benefits | $ 47,000,119 | $ 34,539,782 |

The accompanying notes are an integral part of these financial statements.

**Forest City Enterprises, Inc.**
**Forest City 401(k) Employee Savings Plan & Trust**
**Statement of Changes in Net Assets Available for Benefits**
**For the Year Ended December 31, 2003**

| | | |
|---|---|---|
| Additions | | |
| Additions to net assets attributed to: | | |
| Contributions: | | |
| Participant | $ | 4,906,197 |
| Employer | | 1,057,722 |
| | | 5,963,919 |
| Investment gain: | | |
| Net appreciation in fair value of investments | | 8,605,608 |
| Dividends | | 424,707 |
| Interest | | 74,363 |
| | | 9,104,678 |
| Total additions | | 15,068,597 |
| Deductions | | |
| Deductions from net assets attributed to: | | |
| Benefits paid to participants | | 2,598,960 |
| Loan origination fees | | 9,300 |
| Total deductions | | 2,608,260 |
| Net increase | | 12,460,337 |
| Net assets available for benefits: | | |
| Beginning of year | | 34,539,782 |
| End of year | $ | 47,000,119 |

The accompanying notes are an integral part of these financial statements.



6.

## 1. Description of the Plan

The following description of the Forest City 401(k) Employee Savings Plan & Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A. *General.* The Plan is a defined contribution plan covering all employees of Forest City Enterprises, Inc. (the "Company"), except contract security and employees covered by collective bargaining agreements that do not permit participation in the Plan. Employees of RMS Investment Corporation and RMS Management Company (collectively "RMS"), both of which are affiliates of Forest City Enterprises, Inc., are also covered by the provisions of the Plan. During 2003, RMS contributed $29,567, and RMS participants contributed $118,741. The Company and RMS are herein collectively referred to as the "Employers." The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. *Risks and Uncertainties.* The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

C. *Eligibility.* Employees who have completed six months of service and have attained age 21 are eligible. Employee contributions are required for Plan participation.

D. *Participant Accounts.* Each participant's account is credited with the participant's contribution (deferred compensation), the Employers' matching contribution, and allocation of the Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

E. *Contributions.* Each year, participants may contribute up to the maximum allowed by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 22 investment options. Each year the Employers contribute to the Plan a discretionary matching contribution equal to a percentage of each participant's contribution, subject to a maximum per participant. The Employers' matching contribution for 2003 was 200% of the first $350 and 100% of the next $300 of each participant's deferred compensation.

F. *Vesting.* Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants vest in the Employers' contribution by being actively employed on the last day of the Plan year for which the contribution applies.

## 1. Description of the Plan - Continued

G. *Payment of Benefits.* Lump-sum payments may be made for normal retirement, death, total and permanent disability, termination, financial hardship, or upon reaching age 59 1/2.

H. *Loans to Participants.* Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their cumulative contributions and related earnings. The loans are secured by the balance in the participant's account and bear interest at 1% above prime, which is fixed at the inception of the loan. Loan balances are amortized on a level basis over a period not to exceed five years, except for a loan used to acquire a participant's principal residence, which may be amortized over a period longer than five years. Principal and interest paid by the participant is credited to the participant's account.

I. *Transfer of Plan Assets.* Effective March 1, 2003, the Plan changed trustees and transferred assets in the amount of $34,111,660 from Key Trust Company of Ohio, N.A. to T. Rowe Price Investment Services, Inc. (the "Trustee").

## 2. Summary of Accounting Policies

*Basis of Accounting.* The accompanying financial statements of the Plan were prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

*Use of Estimates.* The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

*Investment Valuation and Income Recognition.* The valuation of investments has been provided by the Trustee and represents fair value. Shares of registered investment companies are valued at quoted net asset value. The Company stock fund is valued at its year-end closing price. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses and unrealized appreciation and depreciation on those investments.

*Other.* Administrative expenses of the Plan are paid by the Employers. Loan origination fees are the responsibility of the participants, and are withdrawn from their investment accounts by the Trustee.

*Payment of Benefits.* Benefits are recorded when paid.

## 3. Investments

The following table presents investments that represent 5% or more of the Plan's net assets.

| | December 31, 2003 | December 31, 2002 |
|---|---|---|
| American Funds Europacific Growth Fund, 103,575 and 94,320 shares, respectively | $ 3,129,013 | $ 2,166,526 |
| Fidelity Contrafund, 0 and 401,708 shares, respectively | - | 7,140,918 |
| Forest City Enterprises, Inc. Common Stock, Class A, 126,281 and 119,575 shares, respectively | 6,036,906 | 3,987,826 |
| PIMCO Total Return Fund, 298,061 and 265,414 shares, respectively | 3,192,228 | 2,831,964 |
| T. Rowe Blue Chip Growth Fund, 328,746 and 0 shares, respectively | 9,352,827 | - |
| T. Rowe Price Equity Index Trust, 309,884 and 0 shares, respectively | 9,566,104 | - |
| T. Rowe Price Stable Value Fund, 4,368,343 and 0 shares, respectively | 4,368,343 | - |
| Victory DCS Managed Guaranteed Investment Contract Fund, 0 and 260,989 shares, respectively | - | 4,184,251 |
| Victory Stock Index Fund, 0 and 566,619 shares, respectively | - | 7,371,709 |

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,605,608 as follows:

| | |
|---|---|
| Investments in registered investment funds | $ 6,345,604 |
| Investments in common/collective funds | 33,491 |
| Common stock - Forest City Enterprises, Inc. | 2,226,513 |
| | $ 8,605,608 |

## 4. Related Party Transactions

The Plan invests in common stock of the Company, as well as shares of mutual funds managed by the Trustee, which qualify these transactions as party-in-interest transactions.

## 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions and all unallocated amounts would be allocated to the participants in accordance with the provisions of the Plan.

## 6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 4, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

**Forest City Enterprises, Inc.**
**Forest City 401(k) Employee Savings Plan & Trust**
**Schedule H, line 4i – Schedule of Assets (Held at End of Year)**
**December 31, 2003**

| Description | Number of Units | Cost Basis | Fair Value |
|---|---|---|---|
| Investments in registered investment funds | | | |
| American Funds Europacific Growth Fund | 103,575 | $ 2,265,688 | $ 3,129,013 |
| Ariel Fund | 4,895 | 195,228 | 220,866 |
| Columbia Acorn Fund, Z | 13,925 | 267,430 | 314,139 |
| Dodge and Cox Stock Fund | 5,653 | 545,614 | 643,225 |
| Federated U.S. Government Securities Fund: 2-5 Years | 13,640 | 158,335 | 157,138 |
| Fidelity Contra Fund | 4,767 | 200,041 | 235,259 |
| Janus Adviser Capital Appreciation Fund | 62,303 | 1,103,708 | 1,327,685 |
| Janus Balanced Fund | 79,138 | 1,416,752 | 1,578,010 |
| Lord Abbett Mid-Cap Value Fund | 17,015 | 269,754 | 320,391 |
| PIMCO Total Return Fund, Administrative Shares | 298,061 | 3,218,248 | 3,192,228 |
| T. Rowe Blue Chip Growth Fund * | 328,746 | 7,093,310 | 9,352,827 |
| T. Rowe Price Equity Income Fund * | 8,661 | 182,940 | 209,248 |
| T. Rowe Price Equity Index Trust * | 309,884 | 7,211,727 | 9,566,104 |
| T. Rowe Price Mid-Cap Growth Fund * | 36,764 | 1,163,025 | 1,577,164 |
| T. Rowe Price Retirement 2010 Fund * | 30,221 | 345,538 | 389,848 |
| T. Rowe Price Retirement 2020 Fund * | 32,737 | 390,310 | 440,310 |
| T. Rowe Price Retirement 2030 Fund * | 13,642 | 166,186 | 188,401 |
| T. Rowe Price Retirement 2040 Fund * | 4,157 | 46,230 | 57,570 |
| T. Rowe Price Retirement Income Fund * | 19,796 | 214,155 | 231,619 |
| T. Rowe Price Stable Value Fund * | 4,368,343 | 4,368,343 | 4,368,343 |
| | | 30,822,562 | 37,499,388 |
| Common stock of Forest City Enterprises, Inc. * | | | |
| Class A | 126,281 | 3,322,025 | 6,036,906 |
| Class B | 27,830 | 353,632 | 1,365,479 |
| | | 3,675,657 | 7,402,385 |
| Loans to participants, interest rates ranging 5.0% - 10.5% * | | 1,038,460 | 1,038,460 |
| | | $ 35,536,679 | $ 45,940,233 |

* Denotes party-in-interest.



11.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Forest City Enterprises, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORBST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST
(Name of Plan)

June 24, 2004
(Date)

Thomas G. Smith,
Executive Vice President,
Chief Financial Officer and Secretary
Forest City Enterprises, Inc.

# Exhibit Index

| Exhibit Number | Description of Document |
|---|---|
| 23 | Consent of PricewaterhouseCoopers LLP regarding Form S-8 (Registration No. 33-65058). |
| 32 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-65058) of Forest City Enterprises, Inc. of our report dated June 24, 2004 relating to the financial statements of Forest City 401(k) Employee Savings Plan & Trust, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2004

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of the Forest City 401(K) Employee Savings Plan and Trust (the "Plan") on Form 11-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Plan certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods expressed in the Report.

Date: June 24, 2004

Name: Minta Monchein
Title: Plan Administrator

Name: Thomas G. Smith
Title: Executive Vice President, Chief Financial Officer and Secretary of Forest City Enterprises, Inc. (Plan Sponsor)

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed a part of the Report or as a separate disclosure document.